

August 29, 2012

Via E-mail
Mr. David L. Willis
Global Power Equipment Group, Inc.
400 East Las Colinas Boulevard, Suite 400
Irving, Texas 75039

      Re: **Global Power Equipment Group, Inc.**
            Form 10-K for the Year Ended December 31, 2011
            Filed March 14, 2012
            File No. 1-16501

Dear Mr. Willis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John Cash, for

            Rufus Decker
            Accounting Branch Chief